SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 16)

Kforce Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

493732 10 1

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 493732 10 1	Page 2 of 4

Name of reporting person David L. Dunkel I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,984,987
	6	Shared voting power 0
	7	Sole dispositive power 1,984,987
	8	Shared dispositive power 100,859
9	Aggregate amount beneficially owned by each reporting person 2,085,846
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row 9 6.2%
12	Type of reporting person* IN

CUSIP No. 493732 10 1	Page 3 of 4

Item 1.	(a) Name of Issuer: Kforce Inc., a Florida corporation

(b) Address of Issuer’s Principal Executive Offices: 1001 East Palm Avenue, Tampa, Florida 33605

Item 2.	(a) Name of Person Filing: David L. Dunkel

(b) Address of Principal Business Office: 1001 East Palm Avenue, Tampa, Florida 33605

(c) Citizenship: U.S.A.

(d) Title of Class of Securities: Common Stock, par value $0.01

(e) CUSIP Number: 493732 10 1

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.	Ownership

(a) Amount Beneficially Owned (describe): Of the 2,085,846 shares reported pursuant to this Schedule 13G: (1) 100,859 shares are held by the David L. Dunkel 2011 Irrevocable Trust over which Mr. Dunkel has shared dispositive power but no voting power; (2) 530 shares are held in custody for one of Mr. Dunkel’s children; and (3) 1,984,457 shares are held directly by Mr. Dunkel’s Revocable Trust.

(b) Percent of Class: 6.2%, based on the 33,726,786 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2013.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,984,987

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,984,987

(iv)	Shared power to dispose or to direct the disposition of: 100,859

Item 5.	Ownership of Five Percent or Less of a Class

N/A

CUSIP No. 493732 10 1	Page 4 of 4

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of Group

N/A

Item 9.	Notice of Dissolution of the Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

By:	/s/ David L. Dunkel
David L. Dunkel